Filed pursuant to Rule 433 of the Securities Act of 1933
Registration Statement Nos. 333-167980 and 333-182088

November 1, 2013

Final Term Sheet

Issuer:	Province of British Columbia

Expected Ratings*:	S&P: AAA; Moody’s: Aaa; DBRS: AA (high)

Title:	2.25% Bonds, Series BCCNY-1, due November 13, 2014 (the “Bonds”)

Format:	SEC Registered Global Offering

Status:	Direct, unconditional debt

Aggregate Principal Amount:	CNY2,500,000,000

Trade Date:	November 1, 2013

Expected Settlement Date:	November 13, 2013 (T+7)

Maturity:	November 13, 2014

Interest Payment Dates:	May 13 and November 13 of each year

First Interest Payment Date:	May 13, 2014. Interest will accrue from November 13, 2013.

Yield to Maturity:	2.25%

Coupon:	2.25% payable semi-annually

Currency of Payment:

All payments of principal and interest on the Bonds, including any payments made upon any redemption of any Bonds, will be made in Renminbi, except in the case of inconvertibility, non-transferability or illiquidity (in each case as specified in the Preliminary Prospectus Supplement), in which case payments on the Bonds may be made in U.S. dollars on the terms specified in the Preliminary Prospectus Supplement.

CNY / Renminbi:

Renminbi, the official currency of the People’s Republic of China eligible for trading outside of the People’s Republic of China (the term “People’s Republic of China” excludes the Hong Kong Special Administrative Region (“Hong Kong”), the Macau Special Administrative Region (“Macau”) and Taiwan).

Public Offering Price:	100% plus accrued interest from November 13, 2013 if settlement occurs after that date

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Day Count:	Actual/365 (Fixed)

Redemption:

The Bonds are not redeemable prior to maturity unless a change occurs in the tax laws or regulations of Canada that would require the payment of additional amounts on the Bonds. If additional amounts are due, the Bonds may be redeemed at par plus accrued interest.

Minimum Denominations:	CNY1,000,000 and integral multiples of CNY10,000 for amounts in excess of CNY1,000,000.

Sole Lead Manager:	The Hongkong and Shanghai Banking Corporation Limited

Co-Managers	Industrial and Commercial Bank of China (Asia) Limited Bank of China

ISIN # / Common Code:	XS0986985587 / 098698558

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market may be completed following settlement on a reasonable efforts basis.

Settlement:

We expect that delivery of the Bonds will be made against payment therefor on or about November 13, 2013, which is seven business days following the date of pricing of the Bonds (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Bonds on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the Bonds initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade their Bonds on the date of pricing or the next three succeeding business days should consult their own advisor.

Governing Law:	Province of British Columbia and Canada

Prospectus and Prospectus Supplement:	Prospectus dated as of June 19, 2012 and Preliminary Prospectus Supplement dated as of October 30, 2013;

http://www.sec.gov/Archives/edgar/data/836136/000104746913010106/a2217090z424b2.htm

Stabilization:	FSA Rules

U.S. Legend:

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free The Hongkong and Shanghai Banking Corporation Limited at 1-866-811-8049.

Canadian Legend:

The Bonds will be offered and sold in Canada pursuant to an exemption from the prospectus requirement in securities legislation of all provinces and territories of Canada, as provided in section 2.34 of National Instrument 45-106 or equivalent legislation.

United Kingdom Legend:

This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

People’s Republic of China Legend:	The Bonds will not be offered or sold in the People’s Republic of China (excluding Hong Kong, Macau and Taiwan).

Hong Kong Legend:

The Bonds will not be offered or sold in Hong Kong, by means of this term sheet or any document, other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO, or (ii) in other circumstances which do not result in the term sheet being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of such ordinance.

Taiwan Legend:

The Bonds will not be offered or sold in Taiwan through public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Law of Taiwan. The Bonds will only be available for purchase outside of Taiwan by investors residing in Taiwan that are not otherwise prohibited from investing in the Bonds.

Macau Legend:	The Bonds will not be offered or sold in Macau.

European Economic Area Legend:

If and to the extent that this document is communicated in, or the offer of the Bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive (2003/71/EC) and amendments thereto, including Directive 2010/73/EU (a “Relevant Member State”), to the extent implemented in the Relevant Member State (the “Prospectus Directive”), this document and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these Bonds and is not soliciting any offer to buy these Bonds in any jurisdiction where such offer or sale is not permitted. This document, the preliminary prospectus supplement and the base prospectus have been prepared on the basis that all offers of Bonds in any member state of the European Economic Area which has implemented the Prospective Directive will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to produce and publish a prospectus for offers of the Bonds. Neither this document nor the preliminary prospectus supplement nor the base prospectus have been approved as a prospectus by a competent authority in any Relevant Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive.

Singapore:

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Bonds may not be circulated or distributed, nor may the Bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (A) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (B) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Bonds pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; or as specified in Section 276(7) of the SFA.

Other:

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.